EXHIBIT 99.1


                                [PUBLICIS LOGO]



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                                 PRESS RELEASE
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                 PUBLICIS GROUPE IN MAJOR INDIA EXPANSION MOVE:
                   WILL ACQUIRE MAJORITY STAKE IN SOLUTIONS,
                    INDIA'S NO. 1 MARKETING SERVICES COMPANY

PARIS--November 22, 2005-- Publicis Groupe has agreed to acquire, for an undisclosed sum, a 60% stake in Solutions Integrated Marketing Services, the No.1 marketing services agency in India. The transaction is subject to the approval of the Indian government's Foreign Investment Promotion Board. With broad capabilities across Asia, Solutions is the only Indian group offering Fortune 500 companies an integrated expertise in direct, interactive, promotional, event and retail marketing. The acquisition underscores Publicis Groupe's strategic commitment to the vitally important Indian market, where the dynamic marketing services industry is valued at US $1 billion annually. Publicis Groupe already maintains a strong presence in India through Leo
Burnett, Saatchi & Saatchi, Starcom MediaVest Group, ZenithOptimedia and Publicis (with Publicis India and Publicis Ambience).

"SPECIALIZED AGENCIES AND MARKETING SERVICES (SAMS) IS A KEY INVESTMENT AREA FOR THE GROUPE, AND THIS IS ESPECIALLY TRUE IN FAST-GROWING ECONOMIES SUCH AS INDIA. THE SOLUTIONS TEAMS UNDER THE LEADERSHIP OF SRIKANT SASTRI ARE WORLD-CLASS, AND THEY WILL FIND WITH PUBLICIS GROUPE FORMIDABLE OPPORTUNITIES FOR THEIR FUTURE," said Maurice Levy, Chairman and CEO of Publicis Groupe. "INDIA WILL BE AN INCREASINGLY CRITICAL AREA OF THE WORLD FOR US, AS I UNDERSCORED DURING MY LAST VISIT THERE. WE ARE THRILLED TO HAVE SOLUTIONS ON BOARD IN ORDER TO PROVIDE WORLD-CLASS MARKETING SOLUTIONS FOR OUR CLIENTS AS THEY CONTINUE TO INVEST IN INDIA AND SOUTH ASIA."

Srikant Sastri, co-founder and Managing Director of Solutions, said the Publicis Groupe relationship is good for both his employees and clients. "WITH PUBLICIS GROUPE, WE HAVE ACCESS TO GLOBAL RESOURCES, MAKING US AN EVEN STRONGER ORGANIZATION AND MARKETING PARTNER FOR OUR MULTINATIONAL CLIENTS," SASTRI SAID. "IT ALSO HELPS US BUILD EMPLOYEES' SKILLS, INNOVATION, AND CREATIVITY SO THAT WE CAN CONTINUE TO DELIVER EXCEPTIONAL RESULTS ACROSS THE REGION."

Solutions will become a resource to all Publicis Groupe agencies, and in particular to its large global marketing services networks: Arc Worldwide, Saatchi & Saatchi X, and Publicis Dialog. These networks will now be able to partner with Solutions in order to deliver world-class marketing services solutions to their respective clients. With India's point-of-purchase advertising spend growing nearly 30%- 40% annually, Solutions' retail experience is especially valuable.

Publicis Groupe and Solutions share a common approach to integrated marketing, relying heavily on strategic planning methodologies, creative and operational excellence, and a focus on measurable results to meet the evolving needs of marketers. What's more, Solutions' areas of expertise mirror the four disciplines offered by Publicis Groupe's marketing services networks: direct, interactive, promotional and shopper/retail marketing.

Marc Landsberg, president of Arc Worldwide, said Solutions is a perfect complement to Arc's nine Asian offices. "WE SEE SOLUTIONS AS A KEY STRATEGIC PARTNER BECAUSE ITS CAPABILITIES MIRROR ARC'S SO CLOSELY," LANDSBERG SAID. `SOLUTIONS' IMPECCABLE REPUTATION, NETWORK OF LOCAL PARTNERS AND EXPERTISE ACROSS MULTIPLE DISCIPLINES WILL ENHANCE OUR ABILITY TO DRIVE MARKETING INNOVATION."

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                                [PUBLICIS LOGO]


ABOUT SOLUTIONS
Solutions Integrated Marketing, founded in 1995, has rapidly grown to become India's No. 1 marketing services company. Through six offices in India and a subsidiary in Singapore, it offers integrated marketing strategy and execution across India, Asia-Pacific and other international markets. Headquartered in New Delhi, Solutions has 200 full-time employees, plus 650 contract and temporary employees across all disciplines. One key highlight of the Solutions business model has been the development of in-house resources for the execution of marketing programs. These include creative, database management, interactive and software capabilities, as well as a 300-seat call center. Clients include Hewlett-Packard, Microsoft, Cisco, Gillette, ESPN, Philips, Nerolac and ICICI Bank. Until recently, the company also had a division focusing on staffing services which was formally de-merged on April 1 2005, as a separate company, Team HR Services Pvt Ltd. For more information, please go to WWW.SOLUTIONS-INTG.COM

ABOUT ARC WORLDWIDE
Arc Worldwide, a global marketing-services company, is part of the Paris-based Publicis Groupe network. Headquartered in Chicago, Arc Worldwide is comprised of 1,300 employees in 42 offices and 37 countries. The company offers expertise in four disciplines: direct/database, interactive, promotional, and shopper marketing. Clients include The Coca-Cola Company, General Motors, McDonald's, Procter & Gamble, Sprint-Nextel, the U.S. Army, Visa and Whirlpool. Since Arc Worldwide was formed in 2004, the company has been recognized more than 150 times through creative awards and significant rankings around the world.
For more information, please go to HTTP://WWW.ARCWW.COM.

ABOUT PUBLICIS GROUPE
Publicis Groupe  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, events, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM

                                       ###


      _____________________________________________________________________
     |                        Contacts at Publicis Groupe:                |
     |                                                                    |
     |           EVE MAGNANT - Communications +33 (0)1 44 43 77 70        |
     |      PIERRE BENAICH - Investors Relations: +33 (0)1 44 43 65 00    |
     |                      CONTACT AT ARC WORLDWIDE:                     |
     |        SALLY O'DOWD - Communication Director: +1 312.220.5232      |
      _____________________________________________________________________


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             [SOLUTIONS INTEGRATED MARKETING SERVICES (P) LTD. LOGO]
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                                   FACT SHEET
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SOLUTIONS Integrated Marketing Services (P) Ltd. is India's No. 1 integrated marketing services agency. With broad capabilities across Asia, SOLUTIONS is the only Indian group offering Fortune 500 companies an integrated expertise in in direct, interactive, promotional, event and retail marketing.


COMPANY BACKGROUND

Founded in 1995 by Srikant Sastri, Managing Director; Kanika Mathur, Director & President of Marking Services; and Abhinav Dhawan, Director & President Staffing Services

HEADQUARTERS:   New Delhi
OFFICES:        Six offices in India and one subsidiary Singapore
EMPLOYEES:      200 full-time employees, plus 650 contract and temporary
                employees


SERVICES

o  Database-Driven Customer Acquisition and Retention
o  Sales Promotion and Retail Merchandising
o  Channel Development and Trade Marketing
o  Events and Exhibitions
o  Customer Support through Call Centres
o  Design and Production of Marketing Collaterals


CLIENTS

SOLUTIONS' clients represent a wide array of technology & consumer companies.
     o  INFORMATION TECHNOLOGY
        Hewlett-Packard, Cisco Systems, Hitachi, Microsoft, SAP, Citrix, NIIT
     o  TELECOM
        Airtel, & Tata Teleservices
     o  SERVICES
        ICICI Bank, DSP Merrill Lynch, Max New York Life, ESPN
     o  CONSUMER ELECTRONICS
        Philips, Sony, Samsung
     o  FMCG
        Gillette, Nerolac, Godfrey Philips



                SOLUTIONS INTEGRATED MARKETING SERVICES (P) LTD.
       3RD FLOOR, CHANDRA BHAWAN o 67-86, NEHRU PLACE o NEW DELHI: 110019
                       PHONE: 011-26226568 o 011-51306592



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